PROSPECTUS SUPPLEMENT NO. 4    FILED PURSUANT TO RULE 424(B)(3)
(TO PROSPECTUS DATED April 23, 2012)    REGISTRATION NO. 333-180071
INTERMOUNTAIN COMMUNITY BANCORP
8,700,000 SHARES OF COMMON STOCK
This prospectus supplement No. 4 supplements information contained in that certain prospectus dated April 23, 2012, (as subsequently amended or supplemented, the “Prospectus”) relating to the offer to shareholders of record on January 20, 2012 subscription rights to purchase up to 8,700,000 shares of common stock of Intermountain Community Bancorp (the “Rights Offering”).
This prospectus supplement includes a press release dated May 22, 2012, announcing the expiration of the Rights Offering on May 21, 2012, which was filed with the Securities and Exchange Commission on May 22, 2012.
The information contained in the press release included in this prospectus supplement is dated as of the date of the report. This prospectus supplement should be read in conjunction with the Prospectus that was previously delivered, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is May 22, 2012

Intermountain Community Bancorp of Sandpoint, ID,
Announces Expiration of Rights Offering

SANDPOINT, ID (BUSINESS WIRE) – May 22, 2012 – Intermountain Community Bancorp (OTCBB: IMCB.OB) (the “Company”), the bank holding company of Panhandle State Bank (the ”Bank”) today announced that the offering period of its previously announced rights offering expired on May 21, 2012 in accordance with its terms. In connection with the rights offering, the Company previously distributed to its holders of Common Stock on the record date of January 20, 2012 (the “Legacy Shareholders”), non-transferable rights to subscribe for and purchase up to an aggregate of 8,700,000 shares of its Common Stock at a subscription price of $1.00 per share. The Company conducted the rights offering pursuant to the securities purchase agreements entered into with certain investors on January 20, 2012 in the Company’s recent capital raise led by investors Castle Creek Capital Partners IV, L.P. (“Castle Creek”) and affiliates of Stadium Capital Management, LLC (“Stadium”). Castle Creek, Stadium and two other investors (the “Backstop Investors”) have agreed, subject to their respective ownership limitations, to backstop the rights offering by purchasing from the Company in a private placement, at the subscription price, any rights offering shares not purchased by the Legacy Shareholders.

Preliminary results indicate that the Legacy Shareholders have subscribed for up to 3,549,130 shares of Common Stock. This number exceeds the minimum number of shares that would need to be sold to the Legacy Shareholders pursuant to the exercise of rights in order for the full amount of gross proceeds to be raised, while ensuring that the Backstop Investors remain below certain regulatory ownership limitations. Accordingly, the Company will receive gross proceeds of $8.7 million from the rights offering and the subsequent private placement with the Backstop Investors. “We are extremely gratified by the level of interest by both the institutional investor community and by our friends and customers,” says Hecker. “This demonstrates strong confidence in the future of our bank and the communities we serve.”

The Company expects to use the net proceeds to reinvest in its communities and for other general corporate purposes.

About Intermountain Community Bancorp
Intermountain is headquartered in Sandpoint, Idaho, and operates as four separate divisions with nineteen banking locations in three states. Its banking subsidiary, Panhandle State Bank, offers financial services through northern Idaho offices in Sandpoint, Ponderay, Bonners Ferry, Priest River, Coeur d’Alene, Post Falls, Rathdrum and Kellogg. Intermountain Community Bank, a division of Panhandle State Bank, operates branches in southwest Idaho in Weiser, Payette, Nampa, Caldwell and Fruitland, as well as in Ontario, Oregon. Intermountain Community Bank Washington, a division of Panhandle State Bank, operates branches in downtown Spokane and Spokane Valley, Washington. Magic Valley Bank, a division of Panhandle State Bank, operates branches in Twin Falls and Gooding, Idaho.

Additional Information
This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include but are not limited to statements about the Company’s plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts. These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control. Actual results may differ materially from the results discussed in these forward-looking statements because of numerous possible risks and uncertainties. These include but are not limited to any resulting inability to complete the issuance and sale of the securities in the manner intended pursuant to the rights offering or the subsequent private placement to the Backstop Investors, and the other risks described in the “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, as applicable, of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. Readers are cautioned that forward-looking statements in this release speak only as of the date of this release. The Company does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

CONTACT: Curt Hecker, CEO
         Intermountain Community Bancorp
         (208) 263-0505
         curt.hecker@panhandlebank.com

         Doug Wright, Executive Vice President & CFO
         Intermountain Community Bancorp
         (509) 363-2635
         doug.wright@intermountainbank.com